January 15, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Erin Jaskot

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-183162) of SunCoke Energy Partners, L.P., a Delaware limited partnership

Ladies and Gentlemen:

As representatives of the several underwriters of SunCoke Energy Partners, L.P.’s (the “Partnership”) proposed initial public offering of up to 15,525,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on January 17, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Partnership’s initial public offering, dated January 8, 2013, through the date hereof:

Preliminary Prospectus dated January 8, 2013

8,475 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

BY:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

BY:	/s/ Mitchell Theis
Name: Mitchell Theis
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

BY:	/s/ Brennan Smith
Name: Brennan Smith
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

BY:	/s/ Robert Santangelo
Name: Robert Santangelo
Title: Managing Director

J.P. MORGAN SECURITIES LLC

BY:	/s/ Robert Birdsey
Name: Robert Birdsey
Title: Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER